FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca to fully acquire Caelum Biosciences

29 September 2021 07:00 BST

AstraZeneca to fully acquire Caelum Biosciences

AstraZeneca will advance and accelerate ongoing Phase III clinical development of
CAEL-101, a potential first-in-class medicine for AL amyloidosis

AstraZeneca's Alexion has exercised its option to acquire all remaining equity in Caelum Biosciences for CAEL-101, a potentially first-in-class fibril-reactive monoclonal antibody (mAb) for the treatment of light chain (AL) amyloidosis.

AL amyloidosis is a rare disease in which misfolded amyloid proteins build up in organs throughout the body, including the heart and kidneys, causing significant organ damage and failure that may ultimately be fatal.1,2 Approximately 20,000 people across the US, France, Germany, Italy, Spain and the UK live with AL amyloidosis classified as Mayo stage IIIa or IIIb disease.3

CAEL-101 is currently being evaluated in the Cardiac Amyloid Reaching for Extended Survival (CARES) Phase III clinical programme in combination with standard-of-care (SoC) therapy in AL amyloidosis. Two parallel Phase III trials in patients with Mayo stage IIIa disease and in patients with Mayo stage IIIb disease respectively are ongoing.4,5

Marc Dunoyer, Chief Executive Officer, Alexion, said: "With a median survival time of less than 18 months following diagnosis, there is an urgent need for new treatments for this devastating disease. CAEL-101 has the potential to be the first therapy to target and remove amyloid deposits from organ tissues, improve organ function, and, ultimately, lead to longer lives for these patients."

Financial considerations
In 2019 Caelum and Alexion first entered into a collaboration whereby Alexion acquired a minority equity interest and an exclusive option to acquire the remaining equity in Caelum. Alexion currently consolidates Caelum and reflects a non-controlling interest of $150m. Upon closing the acquisition, which is expected to take place on 5 October 2021, Alexion will pay Caelum the agreed option exercise price of approximately $150m, with the potential for additional payments of up to $350m upon achievement of regulatory and commercial milestones.

AL amyloidosis
AL amyloidosis is a rare disease caused by defective plasma cells in the bone marrow that produce abnormal antibody (immunoglobulin) proteins.1 These abnormal proteins misfold and aggregate to form amyloids that may deposit in tissues and/or organs.1,2 Amyloid accumulation in organs, particularly in the heart and kidneys, can cause widespread and progressive organ damage and high mortality rates, with death most frequently occurring as a result of cardiac failure.1,2

CAEL-101
CAEL-101 is a potentially first-in-class mAb designed to improve organ function by reducing or eliminating amyloid deposits in the tissues and organs of patients with AL amyloidosis. The antibody is designed to bind to misfolded light chain proteins and amyloid and shows binding to both kappa and lambda subtypes. CAEL-101 has received Orphan Drug Designation from both the US Food and Drug Administration (FDA) and the European Commission as a potential therapy for patients with AL amyloidosis. Additionally, the US FDA granted Fast Track Designation to CAEL-101 for AL amyloidosis in June 2021.

CARES Phase III clinical programme
The CARES clinical programme consists of two parallel global Phase III trials which are evaluating the efficacy and safety of CAEL-101 in AL amyloidosis patients who are newly diagnosed and naïve to SoC treatment (based on a cyclophosphamide-bortezomib-dexamethasone regimen). One trial is enrolling approximately 270 patients with Mayo stage IIIa disease and one trial is enrolling approximately 110 patients with Mayo stage IIIb disease. The primary endpoint for both clinical trials is overall survival and enrolment is underway.

In each study, participants are being randomised in a 2:1 ratio to receive either CAEL-101 plus SoC or placebo plus SoC once weekly for four weeks. This will be followed by a maintenance dose administered every two weeks until the last patient enrolled completes at least 50 weeks of treatment. Patients will continue follow-up visits every 12 weeks and will subsequently be enrolled in an open-label extension study.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for nearly 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. Desport, E., Bridoux, F., Sirac, C. et al. AL Amyloidosis. Orphanet J Rare Dis 7, 54 (2012).
2. Sanchorawala, V. Light-Chain (AL) Amyloidosis: Diagnosis and Treatment. Clin J Am Soc Nephrol 1: 1331-1341, 2006.
3. Quock, et al. Epidemiology of AL amyloidosis: A real-world study using US claims data, Blood Adv. 2018 May 22; 2(10): 1046-1053.
4. ClinicalTrials.gov. A Study to Evaluate the Effectiveness and Safety of CAEL-101 in Patients With Mayo Stage IIIa AL Amyloidosis. NCT Identifier: NCT04512235.  Available online. Accessed September 2021.
5. ClinicalTrials.gov. A Study to Evaluate the Effectiveness and Safety of CAEL-101 in Patients With Mayo Stage IIIb AL Amyloidosis. NCT Identifier:  NCT04504825. Available online. Accessed September 2021.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 September 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary